UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901, Building C, Phase 2

Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

+86 400 012 7562

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Change of Trading Symbol

On October 24, 2025, Park Ha Biological Technology Co., Ltd. (the “Company”) announced a change of trading symbol for its ordinary shares to “BYAH” (from “PHH”), which the Company anticipates will become effective on the Nasdaq Stock Market at the open of trading on Monday October 28, 2025.

On October 24, 2025, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, announcing the ticker symbol change.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: October 24, 2025	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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